Exhibit 99.1

Amdocs Limited Reports First Quarter Fiscal 2020 Results

Record Quarterly Revenue of $1.04 Billion

Record Quarterly Backlog of $3.52 Billion, up 4.5% YoY

Raises Fiscal 2020 Normalized Free Cash Flow Outlook to $500 Million

First Quarter Fiscal 2020 Highlights

•

Revenue of $1,042 million, above the midpoint of the $1,015-$1,055 million guidance range, adjusting for a positive impact from foreign currency movements of approximately $4 million compared to our guidance assumptions

•	GAAP diluted EPS of $0.85, above the midpoint of the $0.79-$0.87 guidance range

•	Non-GAAP diluted EPS of $1.06, above the midpoint of the $1.02-$1.08 guidance range

•	GAAP operating income of $144 million; GAAP operating margin of 13.8%

•	Non-GAAP operating income of $178 million; non-GAAP operating margin of 17.1%

•	Quarterly free cash flow of $105 million, comprised of cash flow from operations of $164 million, less $59 million in net capital expenditures and other; normalized free cash flow of $121 million (1)

•	Twelve-month backlog of $3.52 billion, up $30 million sequentially and up 4.5% as compared to last year’s first fiscal quarter

•

The board of directors approved a quarterly cash dividend at the new increased rate of $0.3275 per share, as approved at the January 2020 annual general meeting of shareholders, to be paid on April 24, 2020

ST. LOUIS – February 4, 2020 – Amdocs Limited (NASDAQ: DOX) today reported operating results for the three months ended December 31, 2019.

“We are pleased to report a solid start to the fiscal year, with record revenue driven by sequential growth in North America, and healthy year-over-year trends in Europe and Rest

(1)    Please refer to the Selected Financial Metrics tables below (figures may not sum because of rounding).

of World. Profitability was consistent with our operating plan, including investments to support the ramp-up of new activities at AT&T and other customers, and we returned more than 100% of normalized free cash flow to shareholders through our share repurchases and quarterly dividend payment programs,” said Shuky Sheffer, president and chief executive officer of Amdocs Management Limited.

Sheffer continued, “During Q1, we secured pivotal new wins that extend our core market leadership in key domains such as digital modernization and customer experience. Earlier in the quarter, we announced that Vodafone Germany had selected Amdocs for a strategic transformation project, and we have followed this today with the signing of a large-scale managed transformation award at Orange Spain and a multi-year managed services agreement with A1 Bulgaria, a subsidiary of the A1 Telekom Austria Group. In Rest of World, Korea Telecom has selected Amdocs CatalogONE to further accelerate the introduction and monetization of new 5G consumer and enterprise offerings in the South Korean market. This important new award will allow KT to strengthen its position as a global leader in 5G adoption and is consistent with the growing industry demand we are seeing for 5G monetization capabilities that are deployed on the cloud.”

Sheffer concluded, “Turning to the outlook, we expect revenue growth to accelerate in the fiscal second half as new customer activity ramps-up. Our visibility is supported by record 12-month backlog of $3.5 billion, which is up 4.5% from a year ago, and we have slightly increased our full year outlook for free cash flow generation. Overall, we are on-track to deliver total expected shareholder returns2 in the mid-to-high single digits for the eighth consecutive year in fiscal 2020.”

Revenue

Revenue for the first fiscal quarter ended December 31, 2019 was $1,042 million, up $12 million sequentially from the fourth fiscal quarter of 2019 and up 3.0% as reported and 3.1% in constant currency as compared to last year’s first fiscal quarter. Revenue for the

(2)    Total expected shareholder return includes non-GAAP EPS growth of 3% to 7% in fiscal 2020 plus dividend yield of ~1.8% (assumes quarterly dividend rate of $0.3275 as approved by shareholders at the annual meeting in January 2020)

first fiscal quarter of 2020 includes a positive impact from foreign currency movements of approximately $3 million relative to the fourth quarter of fiscal 2019. Revenue was above the midpoint of Amdocs’ guidance, adjusting for the positive impact of approximately $4 million of foreign currency movements relative to guidance.

Net Income and Earnings Per Share

The Company’s GAAP net income for the first quarter of fiscal 2020 was $115.9 million, or $0.85 per diluted share, compared to GAAP net income of $101.7 million, or $0.72 per diluted share, in the prior fiscal year’s first quarter. Net income on a non-GAAP basis was $144.2 million, or $1.06 per diluted share, compared to non-GAAP net income of $137.8 million, or $0.98 per diluted share, in the first quarter of fiscal 2019. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, equity-based compensation expenses, net of related tax effects, in the first quarter of fiscal 2020 and in the first quarter of fiscal 2019.

For further details of reconciliation of selected financial metrics from GAAP to Non-GAAP, please refer to the tables below.

Returning Cash to Shareholders

•

Quarterly Cash Dividend Program: On February 4, 2020, the Board approved the Company’s next quarterly cash dividend payment of $0.3275 per share and set March 31, 2020 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on April 24, 2020.

•	Share Repurchase Activity: Repurchased $90 million of ordinary shares during the first quarter of fiscal 2020.

Twelve-month Backlog

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-

going support activities, was $3.52 billion at the end of the first quarter of fiscal 2020, up $30 million from the end of the prior quarter.

Second Quarter Fiscal 2020 Outlook

•	Revenue of approximately $1,035-$1,075 million, assuming approximately $2 million sequential positive impact from foreign currency fluctuations as compared to the first quarter of fiscal 2020

•	GAAP diluted EPS of approximately $0.82-$0.90.

•

Non-GAAP diluted EPS of approximately $1.03-$1.09, excluding amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, and approximately $0.06-$0.08 per share of equity-based compensation expense, net of related tax effects

Full Year Fiscal 2020 Outlook

•	Expects revenue growth of 2.5%-5.5% year-over-year on a reported basis as compared with 1.5%-5.5% year-over-year previously

•	Expects revenue growth of 2.5%-5.5% year-over-year on a constant currency basis as compared with 2.0%-6.0% year-over-year previously

•

Full year fiscal 2020 revenue guidance incorporates just over 1% of growth from the acquisition of TTS Wireless, and an immaterial impact from foreign currency fluctuations as compared with a negative impact of about 0.5% year-over-year previously

•	Reiterates GAAP diluted earnings per share growth of roughly 5.0%-12.0% year-over-year

•

Reiterates non-GAAP diluted earnings per share growth of roughly 3.0%-7.0% year-over-year, excluding amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, and approximately $0.24-$0.30 per share of equity-based compensation expense, net of related tax effects.

•	Expects free cash flow of approximately $400 million, comprised of cash flow from operations, less net capital expenditures and other, as compared with $350 million previously

•

Expects normalized free cash flow of approximately $500 million as compared with $480 million previously; normalized free cash flow excludes capital expenditure of up to $90 million related to the new campus development in Israel, as compared with capital expenditure of up to $120 million previously, and other items

Our second fiscal quarter 2020 and full year fiscal 2020 outlook takes into consideration the Company’s expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, Amdocs notes market dynamics continue to shift rapidly and that it cannot predict all possible outcomes, including those resulting from T-Mobile’s proposed merger with Sprint, or from other current and potential customer consolidation activity.

Conference Call Details

Amdocs will host a conference call on February 4, 2020 at 5:00 p.m. Eastern Time to discuss the Company’s first quarter of fiscal 2020 results. To participate, please dial +1 (844) 513-7152, or +1 (508) 637-5600 outside the United States, approximately 15 minutes before the call and enter passcode 4096989. The call will also be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow and normalized free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in certain acquisition-related liabilities measured at fair value;

•	non-recurring and unusual charges;

•	equity-based compensation expense;

•	other; and

•	tax effects related to the above.

Free cash flow equals cash generated by operating activities less net capital expenditures and other, and normalized free cash flow is adjusted to exclude net capital expenditures related to the new campus development, payments for previously expensed restructuring charges, payments for legal dispute settlement, and payments of acquisition related liabilities. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow and normalized free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition-related liabilities measured at fair value, non-recurring and unusual charges, equity-based compensation expense, other and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expenses, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

•	Keep up with Amdocs news by visiting the Company’s website

•	Subscribe to Amdocs’ RSS Feed and follow us on Twitter, Facebook, LinkedIn and YouTube

About Amdocs

Amdocs is a leading software and services provider to communications and media companies of all sizes, accelerating the industry’s dynamic and continuous digital transformation. With a rich set of innovative solutions, long-term business relationships with 350 communications and media providers, and technology and distribution ties to 600 content creators, Amdocs delivers business improvements to drive growth. Amdocs and its

25,000 employees serve customers in over 85 countries. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $4.1 billion in fiscal 2019.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2019 filed on December 16, 2019.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(In thousands, except per share data)

	Three months ended
	December 31,
	2019	2018
Revenue	$1,041,957	$1,012,055
Operating expenses:
Cost of revenue	686,312	662,568
Research and development	67,311	68,686
Selling, general and administrative	123,467	121,860
Amortization of purchased intangible assets and other	21,290	25,844

	898,380	878,958

Operating income	143,577	133,097
Interest and other (expense) income, net	(352)	1,522

Income before income taxes	143,225	134,619
Income taxes	27,293	32,927

Net income	$115,932	$101,692

Basic earnings per share	$0.86	$0.73

Diluted earnings per share	$0.85	$0.72

Basic weighted average number of shares outstanding	134,596	139,639

Diluted weighted average number of shares outstanding	135,617	140,511

Cash dividends declared per share	$0.285	$0.250

AMDOCS LIMITED

Selected Financial Metrics

(In thousands, except per share data)

	Three months ended
	December 31,
	2019	2018
Revenue	$1,041,957	$1,012,055

Non-GAAP operating income	177,940	174,849

Non-GAAP net income	144,155	137,818

Non-GAAP diluted earnings per share	$1.06	$0.98

Diluted weighted average number of shares outstanding	135,617	140,511

Free Cash Flows and Normalized Free Cash Flow

(In thousands)

	Three months ended
	December 31,
	2019	2018
Net Cash Provided by Operating Activities	$163,908	$109,650

Purchase of property and equipment, net (*)	(58,535)	(37,278)

Free Cash Flow	105,373	72,372

Payments for legal dispute settlement	—	55,000

Payments for previously expensed restructuring charges	1,516	6,625

Net capital expenditures related to the new campus development	13,937	2,054

Normalized Free Cash Flow	120,826	136,051

(*) The amounts under “Purchase of property and equipment, net”, include proceed from sale of property and equipment of $373 and $31 for the three months ended 31 December 2019 and 2018, respectively.

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three months ended December 31, 2019
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$686,312	$—	$(5,346)	$(2,312)	$—	$678,654
Research and development	67,311	—	(803)	—	—	66,508
Selling, general and administrative	123,467	—	(4,612)	—	—	118,855
Amortization of purchased intangible assets and other	21,290	(21,290)	—	—	—	—

Total operating expenses	898,380	(21,290)	(10,761)	(2,312)	—	864,017

Operating income	143,577	21,290	10,761	2,312	—	177,940

Income taxes	27,293	—	—	—	6,140	33,433

Net income	$115,932	$21,290	$10,761	$2,312	$(6,140)	$144,155

	Three months ended December 31, 2018
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$662,568	$—	$(4,851)	$(3,791)	$—	$653,926
Research and development	68,686	—	(765)	—	—	67,921
Selling, general and administrative	121,860	—	(6,501)	—	—	115,359
Amortization of purchased intangible assets and other	25,844	(25,844)	—	—	—	—

Total operating expenses	878,958	(25,844)	(12,117)	(3,791)	—	837,206

Operating income	133,097	25,844	12,117	3,791	—	174,849

Income taxes	32,927	—	—	—	5,626	38,553

Net income	$101,692	$25,844	$12,117	$3,791	$(5,626)	$137,818

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2019	September 30, 2019
ASSETS
Current assets
Cash and cash equivalents	$485,875	$471,632
Accounts receivable, net, including unbilled of $205,080 and $227,061, respectively	1,002,264	987,858
Prepaid expenses and other current assets	223,385	216,084

Total current assets	1,711,524	1,675,574
Property and equipment, net	538,709	525,314
Lease assets	280,670	—
Goodwill and other intangible assets, net	2,645,341	2,667,997
Other noncurrent assets	456,031	423,941

Total assets	$5,632,275	$5,292,826

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$1,076,333	$1,089,748
Lease liabilities	57,752	—
Deferred revenue	134,401	118,182

Total current liabilities	1,268,486	1,207,930
Lease liabilities	223,664	—
Other noncurrent liabilities	558,321	542,430
Total Amdocs Limited Shareholders’ equity	3,539,295	3,499,957
Noncontrolling interests	42,509	42,509

Total equity	3,581,804	3,542,466

Total liabilities and equity	$5,632,275	$5,292,826

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(In thousands)

	Three months ended December 31,
	2019	2018
Cash Flow from Operating Activities:
Net income	$115,932	$101,692
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	48,999	51,477
Equity-based compensation expense	10,761	12,117
Deferred income taxes	6,359	(4,505)
Gain from short-term interest-bearing investments	—	(30)
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(34,693)	(26,406)
Prepaid expenses and other current assets	(10,114)	20,174
Other noncurrent assets	(366)	2,552
Lease assets and liabilities, net	(870)	—
Accounts payable, accrued expenses and accrued personnel	9,737	(50,332)
Deferred revenue	12,855	(11,922)
Income taxes payable, net	1,446	23,887
Other noncurrent liabilities	3,862	(9,054)

Net cash provided by operating activities	163,908	109,650

Cash Flow from Investing Activities:
Purchase of property and equipment, net (*)	(58,535)	(37,278)
Proceeds from sale of short-term interest-bearing investments	—	860
Net cash paid for acquisitions	—	(8,331)
Other	(2,458)	857

Net cash used in investing activities	(60,993)	(43,892)

Cash Flow from Financing Activities:
Repurchase of shares	(90,020)	(99,182)
Proceeds from employee stock options exercised	41,178	8,379
Payments of dividends	(38,413)	(35,046)
Payment of contingent consideration from a business acquisition	(1,411)	—
Other	(6)	(35)

Net cash used in financing activities	(88,672)	(125,884)

Net increase (decrease) in cash and cash equivalents	14,243	(60,126)
Cash and cash equivalents at beginning of period	471,632	418,783

Cash and cash equivalents at end of period	$485,875	$358,657

(*) The amounts under “Purchase of property and equipment, net”, include proceeds from sale of property and equipment of $373 and $31, for the three months ended 31 December 2019 and 2018, respectively.

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018
North America	$662.1	$644.2	$643.9	$634.2	$660.5
Europe	154.7	156.1	145.5	151.0	146.1
Rest of the World	225.2	230.0	235.3	234.5	205.5

Total Revenue	$1,042.0	$1,030.3	$1,024.7	$1,019.7	$1,012.1

	Three months ended
	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018
Managed Services Revenue	$579.7	$583.3	$578.1	$559.5	$525.5

	As of
	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018
12-Month Backlog	$3,520	$3,490	$3,400	$3,390	$3,370

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